Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

December 27, 2017

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Opes Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted November 22, 2017
CIK No. 0001723580

Dear Mr. Reynolds:

On behalf of Opes Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 18, 2017, relating to the above-captioned confidentially submitted Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the revised version of the Registration Statement, a copy of which has been marked with the changes from the original confidential submission.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

December 27, 2017

2.	Please identify your chief financial officer.

We have revised the disclosure in the Registration Statement to identify the Company’s chief financial officer as requested.

3.	Please clarify whether the term “affiliate of our sponsor” refers exclusively to Axis Public Ventures or also refers to other entities. If the term refers exclusively to Axis Public Ventures, please define the term. If it also refers to other entities, please identify those entities in the appropriate locations in the registration statement.

We respectfully advise the Staff that the term “affiliate of our sponsor” referred to Axis Management S.A. de C.V., as opposed to Axis Public Ventures. We have revised the disclosure in the Registration Statement accordingly as requested.

Risk Factors, page 17

Risks Associated with Our Business, page 17

If we determine to change our acquisition criteria or guidelines,... page 18

4.	Please discuss the factors you will consider when deciding whether, how or when you may deviate from your acquisition criteria or guidelines. Please revise to clearly state whether investors will be given redemption rights to the extent there are any changes to your acquisition criteria or guidelines. Please revise here and elsewhere as appropriate.

We have revised the disclosure on pages 15 and 41 of the Registration Statement as requested.

Principal Stockholders, page 71

5.	Please revise to identify the natural person or persons with voting and dispositive power over the shares held by Axis Public Ventures S. de R.L. de C.V.

We have revised the disclosure on page 63 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	José Antonio Cañedo White, CEO